UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ No  ☒

Press Releases

On April 28, 2014, the registrant announced its unaudited financial results for the first quarter ended March 31, 2014. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that the registrant will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the first quarter ended March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Erin Sheng
Erin Sheng, Interim Chief Financial Officer

Date: April 29, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the first quarter ended March 31, 2014.

Exhibit 99.1

Changyou Reports First Quarter 2014 Unaudited Financial Results

Beijing, China, April 28, 2014 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Total revenues were US$180.8 million, a decrease of 7% quarter-over-quarter and an increase of 2% year-over-year, and exceeded the Company’s guidance by US$0.8 million.

•	Online game revenues were US$163.4 million, a decrease of 5% quarter-over-quarter and 2% year-over-year, and were in line with the Company’s guidance.

•	Online advertising revenues were US$9.2 million, a decrease of 45% quarter-over-quarter and an increase of 39% year-over-year, and exceeded the Company’s guidance by US$0.2 million.

•	Net loss attributable to Changyou.com Limited was US$19.5 million. This compares with net profit attributable to Changyou.com Limited of US$43.0 million in the fourth quarter of 2013 and US$77.6 million in the first quarter of 2013. Net loss attributable to Changyou.com Limited per fully-diluted ADS[1] was US$0.37. This compares with net income attributable to Changyou.com Limited per fully-diluted ADS of US$0.81 in the fourth quarter of 2013 and US$1.45 in the first quarter of 2013.

•	Non-GAAP[2] net loss attributable to Changyou.com Limited was US$19.2 million, and was in line with the Company’s guidance. This compares with non-GAAP net profit attributable to Changyou.com Limited of US$43.3 million in the fourth quarter of 2013 and US$77.9 million in the first quarter of 2013. Non-GAAP net loss attributable to Changyou.com Limited per fully-diluted ADS was US$0.36. This compares with non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS of US$0.82 in the fourth quarter of 2013 and US$1.45 in the first quarter of 2013.

•	On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares, or ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of March 31, 2014, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “We follow a ‘users’ first’ philosophy in running our online games business, constantly looking for ways to enhance our flagship games and releasing updates with novel and entertaining content. We always want our games to excite players, and we believe this is why we have been able to deliver games, such as TLBB, Wartune and DDTank, that continue to be popular for an extended period of time. We will continue to maintain these games and launch more high quality games in major segments – MMO, web and mobile games to build out our portfolio, capture market share and deepen our position in the online games market in China.”

[1]	Each ADS represents two Class A ordinary shares.
[2]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Changyou’s president, Mr. Dewen Chen, added, “We are making good progress in building an integrated platform for gamers around the content and offerings of the 17173 business. Already a leading source of news, tips and social networking for gamers, the 17173 website attracted significantly higher viewership in the first quarter after more video content and live broadcasting of e-sport events were introduced to the website. The 17173 website is expanding across multiple platforms as more users download and install our software applications, including 17173 Browser on PCs and 17173 Mobile on mobile and other applications that we have been promoting heavily. We will maintain the intensity of our advertising campaign for software applications and platform initiatives throughout the year in order to advance the platform business.”

Ms. Erin Sheng, Changyou’s interim chief financial officer, said: “Our online games and online advertising businesses delivered solid results in line with our expectations. A stable cash flow from these businesses is providing the financial support for investing in new games, software applications, and platform initiatives for the future. We look forward to when these investments bear fruit and in turn increase shareholders value over the long term.”

First Quarter 2014 Operational Results

The Company’s operational results for the first quarter of 2014 were as follows:

•	Total average monthly active accounts of the Company’s games[3] were 28 million, an increase of 12% quarter-over-quarter and a decrease of 26% year-over-year. The quarter-over-quarter increase was mainly driven by an increase in active accounts due to the launch of a new mobile and web games, which was partially offset by a decrease in active accounts of Wartune in China. The year-over-year decrease was mainly driven by a decline in active accounts of TLBB after the Company closed certain game accounts in 2013 to enhance the balance of the in-game economic system; a decline in active accounts of DDTank as the game has entered into a relatively mature phase; and a decline in active accounts of Wartune in China.

•	Total average monthly active accounts of the Company’s platform channels[4] were 239 million, an increase of 60% quarter-over-quarter and 182% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in the monthly unique visitors to the 17173 website after more video content and live broadcasting of e-sport events were introduced to the website; an increase in the monthly unique visitors to the start-up page of the 17173 Browser; and an increase in monthly logged-in accounts of various software applications for PCs and mobile devices due to the heavy promotions carried out for these applications during the first quarter of 2014.

First Quarter 2014 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2014 decreased 7% quarter-over-quarter and increased 2% year-over-year to US$180.8 million, and exceeded the Company’s guidance by US$0.8 million.

[3]	Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]	Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter. As the acquisition of the RaidCall Business was completed in late December, the monthly logged-in accounts of RaidCall are not included in the calculations for the first and fourth quarters of 2013.

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Online game revenues decreased 5% quarter-over-quarter and 2% year-over-year to US$163.4 million, and were in line with the Company’s guidance. The quarter-over-quarter decrease was mainly due to decreased revenue from TLBB in China as no expansion pack was released for the game in the first quarter of 2014, whereas one was released in the fourth quarter of 2013, and decreased revenue from Wartune in China. The year-over-year decrease was mainly due to decreased revenue from Wartune in China, and decreased revenue from DDTank.

Online advertising revenues decreased 45% quarter-over-quarter and increased 39% year-over-year to US$9.2 million, and exceeded the Company’s guidance by US$0.2 million. The quarter-over-quarter decrease was mainly due to a seasonal slowdown in advertising typical of the first quarter. The year-over-year increase was mainly due to an increase in advertising rates of the 17173 website during 2013.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of web games on our websites and software applications, increased 149% quarter-over-quarter and 150% year-over-year to US$3.6 million. The quarter-over-quarter and year-over-year increases were mainly due to increased revenues from web games after the Company integrated several web game websites into a single platform, and the consolidation of the financials of the RaidCall Business into Changyou’s financial statements commencing December 31, 2013.

Other revenues, which consist of cinema advertising revenues, decreased 2% quarter-over-quarter and increased 118% year-over-year to US$4.5 million. The quarter-over-quarter decrease was mainly due to a seasonal slowdown in advertising typical of the first quarter. The year-over-year increase was mainly due to increased advertising sales in the first quarter of 2014 due to improvements in the sales function.

Gross profit

Gross profit decreased 11% quarter-over-quarter and 4% year-over-year to US$141.5 million. Non-GAAP gross profit decreased 11% quarter-over-quarter and 4% year-over-year to US$141.6 million. Both gross margin and non-GAAP gross margin were 78%, compared with 82% in the fourth quarter of 2013 and 83% in the first quarter of 2013.

Gross profit of the online games business decreased 6% quarter-over-quarter and 6% year-over-year to US$136.8 million. Non-GAAP gross profit of the online games business decreased 6% quarter-over-quarter and 5% year-over-year to US$136.8 million. Both gross margin and non-GAAP gross margin of the online games business were 84%, compared with 85% in the fourth quarter of 2013 and 86% in the first quarter of 2013. The quarter-over-quarter decreases in gross margin and non-GAAP gross margin for the online games business were mainly due to increased salary and benefits expense of game operation staff in the first quarter of 2014.The year-over-year decreases in gross margin and non-GAAP gross margin for the online games business was mainly due to higher revenue sharing given to third-party game developers in the first quarter of 2014.

Gross profit of the online advertising business decreased 53% quarter-over-quarter and increased 38% year-over-year to US$5.6 million. Non-GAAP gross profit of the online advertising business decreased 52% quarter-over-quarter and increased 40% year-over-year to US$5.7 million. Gross margin of the online advertising business was 61%, compared with 71% in the fourth quarter of 2013 and 61% in the first quarter of 2013. Non-GAAP gross margin of the online advertising business was 62%, compared with 71% in the fourth quarter of 2013 and 61% in the first quarter of 2013. The quarter-over-quarter decrease in gross margin and non-GAAP gross margin for the online advertising business was mainly due to a decrease in online advertising revenues in the first quarter of 2014.

Both gross loss and non-GAAP gross loss for the IVAS business was US$0.2 million. This compares with gross profit and non-GAAP gross profit for the IVAS business of US$1.1 million in the fourth quarter of 2013, and US$1.0 million in the first quarter of 2013. The IVAS business recorded a gross loss and non-GAAP gross loss in the first quarter of 2014 mainly because of higher bandwidth costs incurred during the quarter due to an increase in the number of users using the Company’s software applications, and the consolidation of the gross loss of the RaidCall Business into Changyou’s financial statements commencing December 31, 2013.

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Both gross loss and non-GAAP gross loss of other business was US$0.8 million. This compares with gross profit and non-GAAP gross profit of US$0.5 million in the fourth quarter of 2013 and gross loss and non-GAAP gross loss of US$2.3 million in the first quarter of 2013. Other business recorded gross loss and non-GAAP gross loss in the first quarter of 2014 because of an increase in the spending for more cinema advertising slot rights at cinemas in China.

Operating expenses

Total operating expenses were US$171.5 million, an increase of 31% quarter-over-quarter and 273% year-over-year.

Product development expenses were US$69.6 million, an increase of 61% quarter-over-quarter and 246% year-over-year. The quarter-over-quarter and year-over-year increases were mainly because of an increase in salary and benefits expenses and additional compensation expenses incurred in the first quarter of 2014 that is related to incentives given to employees under new employee incentive plans announced during the quarter.

Sales and marketing expenses were US$80.5 million, an increase of 16% quarter-over-quarter and 520% year-over-year. The quarter-over-quarter and year-over-year increases in sales and marketing expenses were mainly because of higher advertising costs for the promotion of software applications for PCs and mobile devices as part of the Company’s initiative to develop its platform business in the first quarter of 2014, and an increase in salary and benefits expenses.

General and administrative expenses were US$21.4 million, an increase of 18% quarter-over-quarter and 66% year-over-year. The quarter-over-quarter and year-over-year increases were mainly because of an increase in salary and benefits expenses in the first quarter of 2014.

Operating loss

Operating loss was US$30.0 million. This compares with operating profit of US$29.1 million in the fourth quarter of 2013 and US$101.6 million in the first quarter of 2013.

Non-GAAP operating loss was US$29.7 million. This compares with non-GAAP operating profit of US$29.5 million in the fourth quarter of 2013 and US$101.8 million in the first quarter of 2013.

Income tax benefit

In December 2013, the Company’s main operating entity in China was approved as a “2013 and 2014 Key National Software Enterprise,” and is subject to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

The Company recorded an income tax benefit of US$2.7 million in the first quarter of 2014 because the Company recognized deferred tax assets for the net loss carryforward in the first quarter of 2014. This compares with an income tax benefit of US$7.7 million in the fourth quarter of 2013 and income tax expense of US$16.6 million in the first quarter of 2013.

Net loss

Net loss was US$19.9 million. This compares with net profit of US$43.0 million in the fourth quarter of 2013 and US$88.3 million in the first quarter of 2013.

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Non-GAAP net loss was US$19.6 million. This compares with non-GAAP net profit of US$43.3 million in the fourth quarter of 2013 and US$88.5 million in the first quarter of 2013.

The Company recorded a net loss and non-GAAP net loss in the first quarter of 2014 mainly because of increased salary and benefits expenses and higher advertising costs for the promotion of software applications for PCs and mobile devices.

Net loss attributable to non-controlling interests

The results of the RaidCall Business were consolidated into Changyou’s financial statements commencing December 31, 2013, upon completion of our acquisition.

Net loss attributable to non-controlling interests and non-GAAP net loss attributable to non-controlling interests was US$0.4 million in the first quarter of 2014. Non-controlling interests represent Changyou’s non-controlling interest in the RaidCall Business.

Net loss attributable to Changyou.com Limited

Net loss attributable to Changyou.com Limited was US$19.5 million. This compares with net profit attributable to Changyou.com Limited of US$43.0 million in the fourth quarter of 2013 and US$77.6 million in the first quarter of 2013. Fully-diluted loss per ADS attributable to Changyou.com Limited was US$0.37. This compares with fully-diluted earnings per ADS attributable to Changyou.com Limited of US$0.81 in the fourth quarter of 2013 and US$1.45 in the first quarter of 2013.

Non-GAAP net loss attributable to Changyou.com Limited was US$19.2 million, and was in line with the Company’s guidance. This compares with non-GAAP net profit attributable to Changyou.com Limited of US$43.3 million in the fourth quarter of 2013 and US$77.9 million in the first quarter of 2013. Non-GAAP fully-diluted loss per ADS attributable to Changyou.com Limited was US$0.36. This compares with non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited of US$0.82 in the fourth quarter of 2013 and US$1.45 in the first quarter of 2013.

Liquidity

As of March 31, 2014, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$409.5 million, a decrease from US$551.3 million as of December 31, 2013. The decrease is mainly due to the repayment of bank loans of US$153.3 million in the first quarter of 2014.

Operating cash flow for the first quarter of 2014 was a net outflow of US$15.7 million.

As of March 31, 2014, Changyou had short-term bank loans of US$257.0 million and current restricted time deposits of US$372.1 million, compared with short-term bank loans of US$410.3 million and current and non-current restricted time deposits of US$424.7 million as of December 31, 2013.

Other Business Developments

New Self-Developed Web Game Shadow Sword Launched in China

Shadow Sword is a 2.5D strategy web game set against a backdrop of western mythology that was developed in-house. The game features unique battle formations with female mercenaries and actual recorded human voices for battles. It uses proprietary graphic rendering technology to produce marvelous scenes and life-like mercenary warriors. In addition, special gameplay allows players to attack opponents and monsters using exclusive skills, creating an exciting in-game fighting experience. As of March 31, 2014, Shadow Sword operated on 29 different social networking sites and game portals in China.

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An Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

Under the share repurchase program, Changyou’s ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of Changyou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time.

As of March 31, 2014, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million. No shares were repurchased during the quarter.

Business Outlook

For the second quarter of 2014, Changyou expects:

•	Total revenues to be between US$182.0 million and US$188.0 million, including online game revenues of US$161.0 million to US$166.0 million and online advertising revenues of US$14.0 million to US$15.0 million.

•	Non-GAAP net loss attributable to Changyou.com Limited to be between US$14.0 million and US$20.0 million. The expected non-GAAP net loss attributable to Changyou.com Limited is because the Company plans to continue with its marketing and promotions of its software applications for PCs and mobile devices in China and overseas, and to increase its investment in human capital.

•	Non-GAAP fully diluted loss per ADS attributable to Changyou.com Limited to be between US$0.26 and US$0.38.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, increasing fully diluted loss per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that Changyou will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 28, 2014 (7 p.m. Beijing/Hong Kong, April 28, 2014).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on April 28, 2014 through May 5, 2014. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	8812217

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China, such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as Shen Qu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

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In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013

Revenues:
Online game	$163,388	$171,958	$167,421
Online advertising	9,246	16,863	6,649
IVAS	3,611	1,448	1,445
Others	4,508	4,582	2,070

Total revenues	180,753	194,851	177,585

Cost of revenues:
Online game (includes share-based compensation expense of $18, $24 and $(19) respectively)	26,586	25,926	22,649
Online advertising (includes share-based compensation expense of $93, $7 and $9 respectively)	3,626	4,912	2,580
IVAS	3,766	368	465
Others	5,277	4,063	4,325

Total cost of revenues	39,255	35,269	30,019

Gross profit	141,498	159,582	147,566

Operating expenses:
Product development (includes share-based compensation expense of $46, $88 and $102 respectively)	69,604	43,158	20,097
Sales and marketing (includes share-based compensation expense of $(46), $29 and $(25) respectively)	80,527	69,226	12,992
General and administrative (includes share-based compensation expense of $196, $181 and $165 respectively)	21,364	18,059	12,869

Total operating expenses	171,495	130,443	45,958

Operating (loss) / profit	(29,997)	29,139	101,608

Interest income	6,091	5,938	3,900
Foreign currency exchange gain / (loss)	737	(1,218)	(1,865)
Other income	617	1,416	1,303

(Loss) / Income before income tax expense	(22,552)	35,275	104,946
Income tax benefits / (expense)	2,683	7,724	(16,633)

Net (loss) / income	(19,869)	42,999	88,313
Less: Net income attributable to mezzanine classified non-controlling interests (a)	0	0	10,668
Less: Net loss attributable to non-controlling interests	(372)	0	0

Net (loss) / income attributable to Changyou.com Limited	$(19,497)	$42,999	$77,645

Basic net (loss) / income per ADS attributable to Changyou.com Limited	$(0.37)	$0.81	$1.47

ADSs used in computing basic net (loss) / income per ADS attributable to Changyou.com Limited	52,851	52,915	52,994

Diluted net (loss) / income per ADS attributable to Changyou.com Limited	$(0.37)	$0.81	$1.45

ADSs used in computing diluted net (loss) / income per ADS attributable to Changyou.com Limited	52,851	53,013	53,479

Note:

(a)	Net income attributable to mezzanine classified non-controlling interests of US$10.7 million in the first quarter of 2013 is the accretion on the balance of non-controlling interests in 7Road to its redemption value.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2014	As of Dec. 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$409,467	$548,484
Accounts receivable, net	35,751	35,996
Short-term investments	0	2,827
Restricted time deposits	372,101	393,019
Deferred tax assets	7,430	4,743
Prepaid and other current assets	65,667	60,107

Total current assets	890,416	1,045,176

Non-current assets:
Fixed assets, net	247,135	246,674
Goodwill	179,029	180,252
Intangible assets, net	77,732	73,395
Restricted time deposits	0	31,655
Deferred tax assets	7,851	958
Other assets, net	5,403	7,102

Total non-current assets	517,150	540,036

TOTAL ASSETS	$1,407,566	$1,585,212

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$39,832	$43,842
Accounts payable and accrued liabilities	164,369	144,747
Short-term bank loans (a)	257,000	410,331
Tax payables	20,883	31,214
Deferred tax liabilities	20,026	18,814

Total current liabilities	502,110	648,948

Long-term liabilities:
Long-term contingent consideration	4,244	4,162
Long-term deferred tax liabilities	11,698	12,334
Long-term accounts payable	5,226	6,252

Total long-term liabilities	21,168	22,748

Total liabilities	523,278	671,696
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	867,482	896,338
Non-controlling interests	16,806	17,178

Total shareholders’ equity	884,288	913,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,407,566	$1,585,212

Note:

(a)	The decrease in the short-term bank loan balance resulted from the Company’s repayment of bank loans of US$153.3 million in the first quarter of 2014.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2014
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$136,802	18	0	0	136,820
Online advertising gross profit	5,620	93	0	0	5,713
IVAS gross loss	(155)	0	0	0	(155)
Other gross loss	(769)	0	0	0	(769)

Gross profit	$141,498	111	0	0	141,609

Gross margin	78%				78%

Operating loss	$(29,997)	307	0	0	(29,690)

Operating margin	(17%)				(16%)

Net loss	$(19,869)	307	0	0	(19,562)

Net loss attributable to Changyou.com Limited	$(19,497)	307	0	0	(19,190)

Net margin attributable to Changyou.com Limited	(11%)				(11%)

Diluted net loss per ADS attributable to Changyou.com Limited	$(0.37)				(0.36)

ADSs used in computing diluted net loss per ADS attributable to Changyou.com Limited	52,851				52,851

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2013
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$146,032	24	0	0	146,056
Online advertising gross profit	11,951	7	0	0	11,958
IVAS gross profit	1,080	0	0	0	1,080
Other gross profit	519	0	0	0	519

Gross profit	$159,582	31	0	0	159,613

Gross margin	82%				82%

Operating profit	$29,139	329	0	0	29,468

Operating margin	15%				15%

Net income	$42,999	329	0	0	43,328

Net income attributable to Changyou.com Limited	$42,999	329	0	0	43,328

Net margin attributable to Changyou.com Limited	22%				22%

Diluted net income per ADS attributable to Changyou.com Limited	$0.81				0.82

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,013				53,058

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2013
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$144,772	(19)	0	0	144,753
Online advertising gross profit	4,069	9	0	0	4,078
IVAS gross profit	980	0	0	0	980
Other gross loss	(2,255)	0	0	0	(2,255)

Gross profit	$147,566	(10)	0	0	147,556

Gross margin	83%				83%

Operating profit	$101,608	232	0	0	101,840

Operating margin	57%				57%

Net income	$88,313	232	0	0	88,545

Net income attributable to Changyou.com Limited	$77,645	232	0	0	77,877

Net margin attributable to Changyou.com Limited	44%				44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.45				1.45

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,479				53,546

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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